SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Perpetual Technologies, Inc.
(Name of Issuer)

Common Stock, par Value $.001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Joseph Nemelka
374 East 400 South
Suite 3
Springville, UT 84663
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Joseph Nemelka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,000,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 1,000,000 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer. Common Stock, par value $.001 per share (the “Common Stock”) of Perpetual Technologies, Inc. whose principal executive offices are located at 1442 E. Lower River Road, Kamas, UT 84036 (the “Issuer”).

Item 2. Identity and Background.

(a)  Name:  Joseph Nemelka

(b)  Business Address is 374 East 400 South, Suite 3, Springville, UT 84663.

(c)  Mr. Nemelka’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President/CEO of Medical Imaging Solutions, Inc., at 374 East 400 South, Suite 3, Springville, UT 84663.

(d)  During the last five years Mr. Nemelka has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years Mr. Nemelka was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgement, decree, or final order enjoining future violation with respect to such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  United States of America

Item 3. Source and Amount of Funds or Other Consideration.  Mr. Nemelka originally acquired directly from the Issuer 10,000,000 shares Common Stock at an aggregate price of $1,000 or $.0001 per share.  The source of funding for this purchase was through personal funds.

On or about December 27, 2008, Mr. Nemelka sold 9,000,000 shares of Common Stock of the Issuer for a sum of $9,000.    This transaction caused a change of control of the Issuer.

Item 4. Purpose of Transaction.   The purpose of the sale of the 9,000,000 shares was to transfer control of the Issuer to Seth Winterton.  Mr. Winterton was also appointed to the board of directors and was appointed Chairman, President, Chief Executive Officer, Secretary and Treasurer of the Issuer on December 29, 2008.  Mr. Nemelka will remain a director of the issuer.  The purpose for retaining the remaining 1,000,000 shares is for investment. Nevertheless, Mr. Nemelka will remain as one of two directors and will be able to exercise control over the Issuer by virtue of remaining on the board and requiring his approval for any board action as long as only two directors constitute the board.

Item 5. Interest in Securities of the Issuer.

 (a)  Mr. Nemelka beneficially owns an aggregate of 1,000,000 shares of Common Stock, representing 8.3% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s 10-Q for the quarter ended September 30, 2008);

(b)  Mr. Nemelka has the sole right to vote and dispose, or direct the disposition of, the 1,000,000 shares of Common Stock owned by him;

(c)  Mr. Nemelka acquired 10,000,000 shares of Common Stock effective October 2006.  On or about December 27, 2008 Mr. Nemelka sold 9,000,000 shares of the Common Stock for $9,000, or $.001 per share.

(d)  Other than Mr. Nemelka, no other person is known to have the right to receive or the power to direct and receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock owned by Mr. Nemelka.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 2008

/s/ Joseph Nemelka

Joseph Nemelka

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